WELLS FARGO | SECURITIES

Market Linked Securities

This material was prepared by Wells Fargo Securities, LLC, a registered broker-dealer and separate non-bank affiliate of Wells Fargo & Company. This material is not a product of Wells Fargo & Company research departments. Please see the relevant offering materials for complete product descriptions, including related risk and tax disclosure.

Together we'll go far



Distributed by Wells Fargo Securities, LLC

Complement your investments with Market Linked Securities

When evaluating your investment portfolio's performance, you may compare your return to the return achieved by a benchmark index, such as the S&P 500® Index. But even the best portfolio managers are challenged to consistently outperform benchmark indices. What if you were able to select investments that would provide an enhanced return within a moderate range of positive performance if your benchmark index has increased in value and, in some cases, provide a limited measure of protection against a decrease in value in that index? Any protection applies at maturity only and is subject to the creditworthiness of the issuer.

Market Linked Securities are designed to facilitate an investor's ability to implement certain types of growth and risk management strategies. Consider the addition of Market Linked Securities to your portfolio as a means to move you closer to your ideal mix between risk and return. Most commonly, Market Linked Securities allow you to enhance moderate positive returns and allow you a measure of protection against moderate declines. However, during major market rallies your return potential will typically be limited, as most Market Linked Securities have a capped value. In the past, replication of this approach would require a number of separate transactions. Market Linked Securities allow you to achieve a unique risk/return profile with a single, easily accessible transaction. The terms of the Market Linked Securities may vary, and not all Market Linked Securities provide enhanced returns or a limited measure of protection against declines. Accordingly, you should review the specific terms and associated risks of the investments that you are considering.

If your portfolio already includes direct exposure to equities, commodities, and foreign currencies, adding certain Market Linked Securities linked to those asset classes may complement your investment strategy. Market Linked Securities may allow you to reduce overall losses in your portfolio when markets are moderately down, to enhance your portfolio's returns during moderate upswings, and to participate in a portion of strong market rallies.

In this brochure, we will discuss certain benefits, risks, and considerations associated with the most common Market Linked Securities and how they can be integrated into your overall investment strategy.

For investors who prefer investments that offer greater protection against market declines (typically, together with lower potential returns), Wells Fargo Securities also offers a separate class of investments called Market Linked Notes.

"Standard & Poor's®," "S&P®," "S&P 500®," "Standard & Poor's 500®," and "500®," are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Wells Fargo. Any Market Linked Securities based on the performance of the S&P 500® Index are not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard & Poor's makes no representation regarding the advisability of investing in any Market Linked Securities.

Market Linked Securities

Market Linked Securities allow you to participate in the appreciation of a market measure. Some Market Linked Securities also provide partial protection against declines and/or the potential to earn enhanced returns within a moderate range of positive performance. Any protection applies at maturity only and is subject to the creditworthiness of the issuer.

Most Market Linked Securities will provide a return at maturity based on the percentage change from the initial level of the underlying market measure to the final level. Unlike direct investments, Market Linked Securities have a fixed time frame and a predetermined return calculation at maturity. Because the return calculation and downside protection, if any, apply only at maturity, Market Linked Securities may be appropriate for investors who want to complement their more liquid investments with longer-term instruments and are willing to hold the Market Linked Securities until maturity.

Investment features

- **Return profile.** The payoff profile of a Market Linked Security predetermines the payment at maturity under different market scenarios.
- **Potential market risk reduction.** Market Linked Securities may provide buffered, contingent, or no protection against a decline in the underlying market measure. Any principal protection applies at maturity only and is subject to the creditworthiness of the issuer.
- **Maturity.** Typically between one and five years.
- **Market measure.** The return at maturity will be based on the performance of equities, currencies, commodities, or a combination of one or more of these asset classes.
- **Minimum investment.** Available in increments of $1,000, typically with a minimum investment between $1,000 and $4,000.
- **Issuer.** Wells Fargo Securities works with select institutions to issue and distribute Market Linked Securities.
- **Risks.** Market Linked Securities present a unique set of risks. Please carefully review the section titled "Selected risks and investment considerations" in this brochure.

Consider how these features vary in the following examples of Market Linked Securities, particularly the return profile (e.g., participation rate, capped value) and degree of market risk reduction.

Adding growth potential with Market Linked Securities

In contrast to a direct investment in an asset, Market Linked Securities may provide protection against a moderate decline in the underlying asset and the potential to achieve a higher return in certain market scenarios, typically subject to a capped value. Any protection applies at maturity only and is subject to the creditworthiness of the issuer.

The charts in this section do not reflect forgone dividend yield.





Direct investment payoff

For traditional assets, such as stocks, there is a direct relationship between the change in the level of the asset and the return on the investment. For example, suppose you bought shares of a common stock at $100 per share. If you sold the shares at $140 each, the return on the investment (excluding any dividend payments) would be $40 per share, or 40%. Similarly, if you sold the shares after the price decreased to $60 (i.e., a decline of 40%), this would result in a 40% investment loss (excluding dividends).

There are two types of Market Linked Securities: Market Linked Securities with fixed percentage buffered downside and Market Linked Securities with contingent downside protection.

Market Linked Securities with fixed percentage buffered downside

To understand how a Market Linked Security with fixed percentage buffered downside would perform under varying market conditions, consider the hypothetical example on the left.

Suppose you invested in a four-year security linked to the S&P 500® Index (SPX) with a 150% participation rate, 145% capped value (a percentage of the original offering price per security representing the maximum amount per security that will be paid to you at maturity), and a 20% "buffer" against declines. If, at maturity, the level of the SPX increases, you would receive the principal amount plus a supplemental payment of 1.5 times the appreciation, subject to the 145% capped value. If, at maturity, the level of the SPX declines by 20% or less, you would receive your entire principal amount back. However, if the SPX declines by 25%, you would participate only in the decline beyond the buffer, resulting, in this case, in a 5% loss.

This hypothetical Market Linked Security allows you to outperform the SPX if it declines at maturity or if it has increased by less than 45%. Note that you would not receive any dividends paid on the stocks included in the SPX.



Market Linked Securities with contingent downside protection

Market Linked Securities with contingent downside protection may be appropriate for investors who do not believe that there will be a significant decline in the underlying market measure and are willing to place their full principal at risk, but desire some level of downside protection, subject to the creditworthiness of the issuer. With contingent downside protection, investors are fully protected from market declines unless the value of the market measure is below a specified threshold level at maturity. If the market measure is below the threshold level at maturity, the downside protection no longer applies and investors are exposed to the full decline.

Consider the hypothetical example on the left, a four-year Market Linked Security linked to the SPX, in which the threshold level is set at 60% of the starting level of the SPX (40% below the starting level), 150% participation, and the capped value is 165%. If the SPX declines by 30% at maturity, you would receive your entire principal amount back. However, if the SPX declines by 45% at maturity (i.e., below the threshold level), you would receive only 55% of your principal amount (100% - 45% = 55%). In this example, if SPX has appreciated at maturity, the investor will receive the full principal amount plus a supplemental return of 1.5 times the appreciation, subject to a capped value of 165%.

Application: Integrating Market Linked Securities

Market Linked Securities can offer investors exposure to equities, currencies, and commodities. You can use Market Linked Securities to add exposure to asset classes not currently in your portfolio or complement your existing positions. Please note that the asset allocations indicated in the graphic below are for illustrative purposes only.

Incorporating Market Linked Securities may provide a degree of protection against declining markets and enhanced participation that can augment your returns in moderately bullish markets. Because Market Linked Securities generally have capped returns, an allocation that includes Market Linked Securities will underperform a portfolio comprised solely of direct investments in very bullish markets. However, if you are willing to forfeit the right to participate in major market rallies, you may be able to outperform during moderately increasing markets while hedging to a limited extent against declining markets. Pairing Market Linked Securities with direct investments may help you to calibrate your risk-reward ratio to correspond to your risk tolerance, investment goals, and market views.



Which investments are right for you?

It is important to consider several factors before making an investment decision.

Market Linked Securities may help you to modify your portfolio's risk-return profile to more closely reflect your market views. At the same time, you may sacrifice some return opportunities with a maximum return cap (capped value), forgo interest payments, and in the case of equity-linked investments, forgo dividend payments.

Market Linked Securities may be suitable for investors aiming to

- Supplement their existing investments with new return profiles
- Add a layer of partial protection against losses
- Gain or increase exposure to different asset classes

You can find a discussion of risks and investment considerations on the next page and in the preliminary pricing supplement and other related offering documents for any Market Linked Security. The following questions, which you should review with your financial advisor, are intended to initiate a conversation about whether Market Linked Securities are right for you.

- Are you comfortable with the potential loss of some or all of your initial investment?
- What is your time horizon? Do you foresee liquidity needs? Will you be able to hold these investments until maturity?
- If you are considering Market Linked Securities with downside protection, does protection against moderate market declines take precedence for you over higher returns, dividend payments, or fixed returns?
- If you are considering Market Linked Securities with no protection, are you willing and able to suffer losses as a result of decline in the underlying market measure?
- What is your outlook on the market?
- What is your sensitivity to the tax treatment for your investments?
- Are you dependent on your investments for current income?

Before making an investment decision, please work with your financial advisor to determine which investment products may be appropriate given your financial situation, investment goals, and risk profile.

Selected risks and investment considerations

An investment in Market Linked Securities involves a variety of risks. Market Linked Securities may have a variety of different payout structures and may be linked to a variety of different underlying market measures. Each structure and each underlying market measure will have its own unique set of risks and investment considerations. Before you invest in any Market Linked Securities, you should thoroughly review the relevant preliminary pricing supplement and other related offering documents for a comprehensive discussion of the risks associated with the investment. The following are general risks applicable to most types of Market Linked Securities:

- **Principal risk.** Market Linked Securities are not structured to provide for the full repayment of your principal amount at the stated maturity date. Certain Market Linked Securities may be structured such that your entire investment is at risk. As a result, the redemption amount you receive may be more or less than the original offering price of the Market Linked Security.

- **Opportunity costs.** Because Market Linked Securities do not typically offer a minimum return, the yield that you will receive on your Market Linked Securities may be less than the return you could earn on other investments, including a traditional interest-bearing debt security of the applicable issuer or another issuer with a similar credit rating with the same stated maturity date, and could be zero. The return of certain Market Linked Securities may be limited by a predetermined maximum return.

- **Liquidity risk.** Market Linked Securities are only appropriate for investors who do not have liquidity needs prior to maturity. Investors may be unable to sell their Market Linked Securities prior to their maturity date. There is no assurance that a secondary market will develop. If an investor chooses to sell a Market Linked Security prior to maturity, assuming a buyer is available, the investor may receive less in sale proceeds than the original offering price of the Market Linked Security.

- **Market value uncertain**. The value of your Market Linked Securities prior to maturity will be affected by numerous factors, such as performance of the market measure, interest rates, market volatility, and the applicable issuer's credit rating, financial condition, and results of operations.

- **Costs and fees.** Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Market Linked Securities will likely be significantly less than their issue price. The issue price includes, and any price quoted to you is likely to exclude, discounts and commissions paid with respect to the Market Linked Securities and structuring and development costs and offering expenses. In addition, any such price is also likely to reflect dealer discounts, mark-ups, and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

- **Credit risk.** Any investment in a Market Linked Security is subject to the credit risk of the applicable issuer, and the actual or perceived creditworthiness of the issuer may affect the value of the Market Linked Securities prior to maturity.

- **No periodic interest or dividend payments.** Market Linked Securities do not typically provide periodic interest. Market Linked Securities linked to equities do not provide for a pass through of any dividend paid on the underlying equities.

- **Conflicts of interest.** Potential conflicts of interest may exist between investors and the issuer and/or Wells Fargo Securities. For example, the applicable issuer or one of its affiliates may engage in business with companies whose securities are included in a market measure, or may publish research on such companies or a market measure, and an affiliate of the applicable issuer may be the calculation agent for the purposes of making important determinations that affect the payments on the Market Linked Securities.

- **Call risk.** A Market Linked Security may be callable at the option of the applicable issuer. If the issuer exercises its call right, it will pay the call price on the call date. The issuer has no obligation to call a callable Market Linked Security and any decision to call a callable Market Linked Security will be made in its sole discretion when it is most advantageous for the issuer to do so. If a Market Linked Security is called, it is possible that the investor may not be able to reinvest the proceeds at the same or greater yield.

- **Tax considerations.** Investors should review carefully the relevant preliminary pricing supplement and other related offering documents and consult their tax advisors regarding the application of the U.S. Federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local, or foreign jurisdiction.

About Wells Fargo Securities

Wells Fargo Securities is a comprehensive, customer-focused capital markets and investment banking firm serving corporations, financial institutions, and public entities of all sizes throughout the United States, Latin America, Asia, and Europe. Wells Fargo Securities is a market leader in debt and equity underwriting, mergers and acquisitions, loan syndications, debt and equity sales and trading, tax-exempt products, and research and economics.

We strive to design innovative ways to help clients meet their investment goals. Our monthly set of offerings is organized to allow investors to strategically allocate funds to investments that feature a range of maturities and investment themes.

A legacy of financial innovation

Since 1852, Wells Fargo & Company has helped generations of clients realize their dreams, beginning with the pivotal role we played in building America. We are honored to be among a select few companies who have remained in the same business for more than 150 years.

Today, Wells Fargo & Company is a diversified financial services company with more than $1 trillion in assets, providing banking, insurance, investments, mortgage, and consumer finance through more than 9,000 Wells Fargo stores and the internet (wellsfargo.com) across North America and internationally.

Always read the preliminary pricing supplement and other related offering documents

Market Linked Securities are offered with a preliminary pricing supplement and other related offering documents. Investors should read and consider these documents carefully before investing. Prior to investing, always consult your financial advisor to understand the investment structure in detail.

For more information about Market Linked Securities and what structures are currently available for investment, contact your financial advisor, who can advise you of whether or not a particular offering may meet your individual needs and investment requirements.

Each issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for any offering to which this communication relates. Before you invest, you should read the prospectus in the applicable registration statement and other documents the applicable issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the applicable issuer, any underwriter or any dealer participating in the offering will arrange to send you the applicable prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities at 888-215-4145.

Wells Fargo Securities is the trade name for the capital markets and investment banking services of Wells Fargo & Company and its subsidiaries, including Wells Fargo Securities, LLC, a member of FINRA, NYSE, and SIPC, Wells Fargo Institutional Securities, LLC, a member of FINRA, NFA and SIPC, and Wells Fargo Bank, N.A.

© 2011 Wells Fargo Securities. All rights reserved. MC-3067